Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated April 10, 2017

Relating to Preliminary Prospectus Supplement issued April 10, 2017

Registration Statement No. 333-215387

This free writing prospectus relates to the proposed public offering of common shares (the “Offering”) of Axovant Sciences Ltd. (“Axovant”), pursuant to a shelf registration statement filed on Form S-3 (File No. 333-215387) (the “Registration Statement”), that Axovant filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), and was declared effective on January 13, 2017.

On April 10, 2017, Forbes, Financial Times and STAT News published articles discussing interviews with Axovant’s Principal Executive Officer, Dr. David Hung, and Axovant’s former Principal Executive Officer, Vivek Ramaswamy.  The full text of each of these articles is set forth below.  None of Forbes, Financial Times or STAT News are affiliated with Axovant.

You should consider the statements set forth below only after carefully evaluating all of the information in the preliminary prospectus supplement and accompanying prospectus forming a part of the Registration Statement filed with the SEC on April 10, 2017, and the final prospectus supplement to be subsequently filed with the SEC. In particular, you should carefully read the “Risk Factors” described in such preliminary prospectus supplement and the accompanying prospectus and in the final prospectus supplement, as well as Axovant’s quarterly report on Form 10-Q for the quarter ended December 31, 2016 (the “Quarterly Report”) and annual report on Form 10-K for the year ended March 31, 2016 (the “Annual Report”) filed with the SEC.

Statements set forth below that are not attributed directly to Dr. Hung or Mr. Ramaswamy represent the opinions of such persons and are not endorsed or adopted by Axovant or any other Offering participant. Likewise, any such statements or implications about the safety or efficacy of any of Axovant’s product candidates are not to be attributed or imputed to Dr. Hung, Mr. Ramaswamy, or Axovant. Statements set forth below that are attributed directly to Dr. Hung or Mr. Ramaswamy were not intended as, and should not be considered to be, offering material with respect to the Offering or otherwise, or interpreted as revenue guidance.

Articles

Forbes

Medivation Founder David Hung Becomes CEO Of Axovant Sciences

Last year, David Hung sold the drug company he co-founded and led, Medivation, to Pfizer for $14.3 billion, delivering a 20,932% return to his earliest investors and increasing the $440 million investors put into the company 32-fold. He himself netted $354 million, before taxes.

Unsurprisingly, Hung received 20 offers ranging from CEO positions at public companies to cushy venture capital jobs, he says. Yet he is joining Axovant Sciences, a risky drug developer focused on Alzheimer’s. Twenty percent of its available shares are being sold short by investors.

“Alzheimer’s and dementia are one of the most important unmet needs in all of medicine,” Hung says. “Axovant has a promising pipeline of compounds that could make a difference—I believe Axovant has the potential to become one of the premier neurology companies.”

Hung brings with him former Medivation chief operating officer Marion McCourt, who will hold the same role at Axovant. Two former Medivation directors, former Kraft Foods CEO Anthony Vernon and former Amgen CFO Kathryn Falberg, have also joined Axovant’s board.

The move brings together two of the biggest personalities in biotech. Axovant is the brainchild of Vivek Ramaswamy, a 31-year-old former hedge fund manager viewed with admiration but also some suspicion for his seeming ability to turn straw into gold. Axovant, of which he has until now been chief executive, is one of five companies created by a platform company, Roivant Sciences, which Ramaswamy also runs.

Axovant’s first asset, intepirdine, was purchased from GlaxoSmithKline for $5 million, plus a royalty. In 2015 Ramaswamy listed Axovant on the New York Stock Exchange, raising $315 million. The stock initially doubled, but quickly dropped and recently traded below its $15 initial price. Investors have perfectly reasonable doubts: no Alzheimer’s drug has worked in the past 10 years.

The two men met when Hung was chief executive of Medivation and Ramaswamy was a young analyst at QVT, a hedge fund that was one of Medivation’s biggest shareholders. Ramaswamy wasn’t responsible for the fund’s position in Medivation, but he and Hung bonded over a love of tennis, playing together whenever they were in the same place.  Last summer, as Medivation was about to be sold, they ran into each other at the U.S. Open men’s tennis final and started to talk about the future.

Ramaswamy was surprised to learn that Hung wanted to work in the same area Axovant was focusing: Alzheimer’s. Medivation had originally been an Alzheimer’s company, started by licensing an antihistamine called Dimebon from Russia’s National Institutes of Health. The drug had shown promise as an Alzheimer’s treatment and was licensed to Pfizer, but studies conducted by Medivation failed to confirm any benefit.

Hung, an oncologist by training, had dusted himself off by developing the prostate cancer drug Xtandi, which became a multi-billion-dollar drug. But the loss stung. “We were all crushed when the Dimebon trial failed and we wanted to take another bite at the apple,” Hung says.

Ramaswamy has been doing multiple jobs. As chief executive of Roivant, he had spun off another public biotech company, Myovant Sciences, run by Hung’s former chief medical officer Lynn Seely. Another of Hung’s Medivaton co-founders, Patrick Machado, is already on Roivant’s board. Ramaswamy says there was no pressure from his board to reduce his workload. But he didn’t want to lose Hung to another opportunity and was interested in focusing more of his time on new initiatives at Roivant, which is Axovant’s majority shareholder.

“A light bulb when off in my head that I was recruiting a potential CEO,” says Ramaswamy. “To make the decision to come on at this time is a major re-enforcer of what we see and at the same time he is coming here to make sure the company is a success beyond the outcome of the study.”

Now the question is whether Hung’s appointment will increase investor expectations for late-stage results of intepirdine, which are due by late September. “I have had a chance to go through the data and look at it carefully,” says Hung. “There is always risk in Alzheimer’s, it’s a complex disease, but very few important things are achieved without risk, patients face risk every day.”

Alzheimer’s drugs never work, and Dimebon is often given as example number one. But investors have other reasons to doubt intepirdine. Trials conducted by Glaxo failed, as did efforts on similar medicines by Lundbeck and Pfizer.

Hung believes in the basic idea behind intepirdine: increasing the amount of a brain chemical called acetylcholine that is involved in helping patients think. Existing Alzheimer’s drugs like Aricept and Exelon prevent the brain from disposing of acetylcholine. These drugs improve symptoms, though they don’t stop patients’ inexorable decline. Intepirdine is supposed to make the brain make more acetylcholine, helping a little more. The older drugs, he argues, are like filling a hole in a cup; adding intepirdine is like turning on a faucet to re-fill it.

Hung argues that clinical trials so far show promise. The largest, didn’t hit its main, prespecified goal in a 684-patient study. But Hung points out that on the goals being tested in Axovant’s phase III trial, the results were “highly statistically significant and very robust.”

What of Pfizer and Lundbeck? Hung argues that the failed results with those companies’ drugs don’t reflect on intepirdine. The Pfizer drug, he says, was being tested on a very different subset of Alzheimer’s patients who had severe psychiatric impairment, because it was thought to work differently. It didn’t hit one of the targets that would have made this approach make sense. The Axovant study targets patients without psychiatric impairment.

The Lundbeck drug, because of side effects, was given at much lower, less frequent doses than in earlier trials where it was effective. The Axovant study is also large—1,315 patients—and could pick up a smaller than expected effect. Besides, Hung says, developing Alzheimer’s drugs is what he really wants to do. “Life is short,” he says, “you have to do something important.”

Axovant has a few assets outside of its Alzheimer’s pill, including a drug to treat psychosis in dementia and its hoard of cash. Hung, who is moving to New York from San Francisco to take the Axovant job, says he has some other ideas about other areas he would like the company to explore, but he declined to discuss them. “There are a lot of other opportunities that are perhaps underappreciated and exciting areas for future drugs in the neurology space,” says Hung. “Vivek has put together a structure that I find very exciting and a platform that for me is a great opportunity.”

Financial Times

Axovant shares jump after Medivation founder named chief

Axovant, the Alzheimer’s start-up, said on Monday it had appointed biotech veteran David Hung as its chief executive, sending shares in the group up by almost a third.

Investors interpreted Dr Hung’s decision to join Axovant as a vote of confidence in the company’s experimental Alzheimer’s medicine, intepirdine, which is in the final stages of a large clinical trial.

If the trial is a success, it would put Axovant on track to win the first regulatory approval for a new Alzheimer’s drug in more than 10 years. Results from the study are due to be published in the third quarter of this year.

The development of drugs for Alzheimer’s is notoriously risky, however, as evidenced by a string of high-profile failures from the likes of Eli Lilly, Merck and Lundbeck in recent months.

Dr Hung was until recently chief executive of Medivation, a cancer biotech, until he sold the company to Pfizer for $14bn, in one of the biggest pharmaceutical takeovers of 2016.

“Alzheimer’s is the greatest unmet medical need, and the field is littered with drug failures,” said Dr Hung in an interview. “With this team, we have the chance to change that.”

“Some risks are just worth taking,” he added.

Shares in Axovant jumped 30 per cent in early trading in New York to $19.40, their highest since July 2015 and giving the group a market capitalisation of $1.9bn.

Vivek Ramaswamy, the 31-year-old who founded Axovant, will relinquish the role of chief executive to focus on Roivant Sciences, his platform company and Axovant’s biggest shareholder.

Mr Ramaswamy, who has known Dr Hung for roughly a decade, said he had been intending to recruit a chief operating officer rather than a replacement for himself — “but when I met with David it was a no-brainer”.

Marion McCourt, who served as Dr Hung’s chief operating officer at Medivation, is also joining Axovant in the same role.

Dr Hung sold Medivation to Pfizer at a large premium last year following a hotly contested auction that drew interest from large drugmakers including Sanofi and Celgene, netting him a personal windfall of more than $350m.

Mr Ramaswamy has always insisted he would prefer Axovant to remain independent, however, and said the appointment of Dr Hung and Ms McCourt showed he was serious about building the start-up into a large neurology group.

“We’re really going to do this thing,” he said. “This company is not being built to hand the upside to someone else.”

Mr Ramaswamy acquired the rights to intepirdine from GlaxoSmithKline for $5m plus royalties, which would turn out to be a remarkably low price if the drug is successful.

Axovant, which is developing several other medicines for dementia-related conditions, is continuing to look for what Dr Hung described as “undervalued assets”.

Many investors and analysts had expected Dr Hung, an oncologist, to take a job at a larger company than Axovant, and his appointment was interpreted by some as a coup for Mr Ramaswamy.

However, others pointed out that Dr Hung has had little success with developing a treatment for Alzheimer’s disease, highlighting the failure of Dimebon, a medicine that Medivation had been developing with Pfizer until March 2010, when it failed a large clinical trial.

“He has such an excellent record in Alzheimer’s,” said Maxim Jacobs, an analyst at Edison, in a facetious tweet. “One thing to remember about Dimebon is how spectacularly it failed.”

STAT News

Is Axovant’s new CEO worth $400 million?

That’s what investors seem to think, as the news that Axovant Sciences hired an industry veteran sent the shares of biotech’s most polarizing company up nearly 30 percent on Monday.

But while the market sees potential for a big buyout that would rescue an otherwise tepid year for biotech, Axovant says it’s settling in for the long haul, suggesting investors may have outpaced reality.

In brief, Axovant recruited Dr. David Hung, whose last company successfully developed a blockbuster cancer drug and then parlayed that into a $14 billion sale, making him something like to a two-time Super Bowl winner in biotech terms. Hung is taking over the CEO job for Vivek Ramaswamy, Axovant’s 31-year-old founder, as the company awaits 2017’s biggest biotech event: results from an Alzheimer’s disease trial that could either decuple or decimate Axovant’s value.

That’s what makes the market reaction so fascinating. The drug, intepirdine, will succeed or fail based on what happens inside patients’ brains, not in Axovant’s board room. And the trial, called Mindset, isn’t slated to read out until September.

So why is a company whose value is widely tied a single drug suddenly worth $400 million more under new management?

Because in the minds of investors, Hung is known as a maker of deals. That $14 billion Pfizer buyout came after months of clever maneuvering in which Hung played his suitors against one another. He eventually sold for more than twice what his company was worth at the start.

Axovant investors would like to see a similar return, and Hung’s arrival makes it seem all the more likely.

“We wouldn’t be surprised to see the stock run up strongly into the Mindset data toward the end of September, as a successful trial … could start a similar bidding war,” Baird analyst Brian Skorney wrote in a note to investors Monday.

But, if you take Axovant at its word, the market is deeply mistaken if it thinks the company is going to be the next big takeout target.

“I’m here long-term to build Axovant into a leading neurology company,” Hung said in an interview Monday. That means sticking around no matter what comes of intepirdine, he said, all the while buying up more “undervalued” drugs wherever they may be.

But, again, betting on Axovant to follow tradition might be unwise. As of Dec. 31, the company was 76 percent owned by Roivant Sciences, a private firm of which Ramaswamy is the CEO. That means the standard armamentarium shareholders use to pressure companies might prove ineffective. It’s hard to be an activist investor when three-quarters of a company’s stock is untouchable.

Instead, the market should get used to hearing the name Axovant, Ramaswamy said.

In his view, the company just recruited “one of the most successful entrepreneurs in biotech history,” one who had no shortage of employment options at the ready. And that, Ramaswamy said, lends more support to his case that Axovant is a serious drug development operation, not the financial engineering project it’s sometimes derided to be.

“I’ve said all along that we’re building Axovant as a lasting company for the long run, not to hand over that upside to a pharma company in the future,” said Ramaswamy, who will remain on Axovant’s board. “Today’s announcement really reinforces that.”

Now explain that to Wall Street.

Clarifications

In the Forbes article, Dr. Hung was quoted as stating that “…Axovant has a promising pipeline of compounds that could make a difference…” and that he “had a chance to go through the data and look at it carefully.” Further, Dr. Hung is quoted as stating that, on the goals being tested in Axovant’s phase III trial, the results were “highly statistically significant and very robust.”  Axovant directs investors to its disclosures in the Annual Report regarding the previous clinical development of inteperdine, which stated:  “In the Phase 2b clinical trial of 684-subjects with mild-to-moderate Alzheimer’s disease, subjects who received 35 mg intepirdine in combination with donepezil achieved a 1.50 point benefit (p-value = 0.013) versus the donepezil-only group at 24 weeks following treatment initiation as measured by the Alzheimer’s Disease Assessment Scale-cognitive subscale (pre-specified co-primary endpoint). Statistically significant improvements in cognition were also observed at 12 and 48 weeks following initiation of treatment, compared to subjects who received donepezil alone. In addition, subjects who received 35 mg intepirdine in combination with donepezil achieved a 2.00 point (p-value = 0.024) benefit versus the donepezil-only group at 24 weeks following initiation of treatment as measured by the Alzheimer’s Disease Cooperative Study Activities of Daily Living, or ADCS-ADL scale, a commonly used scale evaluating a subject’s ability to perform a list of daily activities.  The ADCS-ADL scale is evaluated based on information obtained from the subject’s caregiver. Statistically significant improvements of activities of daily living were also observed at 12 and 36 weeks following the initiation of treatment, compared to subjects who received donepezil alone.”

In the Financial Times and STAT News articles, Dr. Hung is quoted as describing Axovant’s medicines for dementia-related conditions, as “undervalued assets”.

Investors should not rely on these statements by Dr. Hung when considering an investment in Axovant’s common shares.  Axovant’s product candidates are still in development and failure can occur at any stage of the trials.  Axovant’s product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials, and the results of early clinical trials therefore may not be predictive of the results of later-stage clinical programs.  Axovant directs investors to the section titled “Risk Factors” in the preliminary prospectus supplement and accompanying prospectus, and in the Annual Report filed with the SEC on June 6, 2016, and specifically to risks described in the Annual Report under “—Risks Related to Clinical Development, Regulatory Approval and Commercialization.”

Forward Looking Statements

During the course of the interviews excerpted above, each of Dr. Hung and Mr. Ramaswamy may have made forward-looking statements that involve risks and uncertainties. Forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including: the risks associated with the results, success, cost and timing of Axovant’s product development activities and clinical trials; and the approval and commercialization of intepirdine and nelotanserin. These statements are subject to the risk that clinical trial data are subject to differing interpretations, and regulatory agencies, medical and scientific experts and others may not share Axovant’s views of the clinical study data. In addition, promising interim results or other preliminary analyses do not in any way ensure that later or final results in a clinical trial or in related or similar clinical trials will replicate those interim results. All of Axovant’s product candidates are investigational and not approved and there can be no assurance that the clinical program for intepirdine or nelotanserin will be successful in demonstrating safety and/or efficacy, that Axovant will not encounter problems or delays in clinical development, or that any of Axovant’s product candidates will ever receive regulatory approval or be successfully commercialized.  In addition, these statements are subject to the risks and uncertainties that could affect Axovant included in the section titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the  preliminary prospectus supplement and accompanying prospectus relating to the offering to which this communication relates, as well as the Quarterly Report, the Annual Report and the other filings Axovant makes with the SEC from time to time, as applicable. All forward-looking statements contained herein are based on information available to Axovant as of the date hereof.

Axovant has filed a shelf registration statement with the SEC, which was declared effective on January 13, 2017, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus relating to the offering, which  have been filed with the SEC and are available on the SEC’s website, located at www.sec.gov.  Copies of the final prospectus supplement and accompanying base prospectus related to the offering may be obtained, when available, from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (866) 803-9204, email: prospectus-eq_fi@jpmchase.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, telephone: (212) 336-7460, e-mail: Prospectus_Department@Jefferies.com.